            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10,1996
                                                   REGISTRATION NO. 333 - ______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            BRODERBUND SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                         7372                          94-2768218
(STATE OR OTHER JURISDICTION OF INCORPORATION            (PRIMARY STANDARD                 (I.R.S. EMPLOYER
           OR ORGANIZATION)                          INDUSTRIAL CLASSIFICATION           IDENTIFICATION NUMBER)
                                                            CODE NUMBER)
                                                       500 REDWOOD BOULEVARD
                                                       NOVATO, CA 94948-6121
                                                           (415) 382-4400

     (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             THOMAS L. MARCUS, ESQ.
                     VICE PRESIDENT OF BUSINESS DEVELOPMENT
                               AND GENERAL COUNSEL
                            BRODERBUND SOFTWARE, INC.
                              500 REDWOOD BOULEVARD
                              NOVATO, CA 94948-6121
                                 (415) 382-4400
  (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   COPIES TO:
                               TOR R. BRAHAM, ESQ.
                              PAGE MAILLIARD, ESQ.
                             IVAN J. BROCKMAN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (415) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                            CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                            PROPOSED                PROPOSED
                                                    AMOUNT                  MAXIMUM                  MAXIMUM          AMOUNT OF
           TITLE OF SECURITIES                       TO BE               OFFERING PRICE             AGGREGATE        REGISTRATION
             TO BE REGISTERED                     REGISTERED              PER SHARE(1)           OFFERING PRICE          FEE
- ---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share...       270,318 shares            $32.625                $8,819,124.75        $3,041.08
=================================================================================================================================

(1) The proposed Maximum Offering Price Per Share was estimated pursuant to Rule 457(c) whereby the per share price was determined by reference to the average of the high and low price reported in the Nasdaq National Market System on July 8, 1996, which average was $32.625.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                   PROSPECTUS

                                 270,318 SHARES
                            BRODERBUND SOFTWARE, INC.
                                  COMMON STOCK

         This Prospectus may be used in connection with the offer and sale, from time to time, of up to 270,318 shares (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock"), of Broderbund Software, Inc. ("Broderbund" or the "Company"), for the account of the selling stockholders identified below (the "Selling Stockholders"). All of the Shares covered hereby are to be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The expenses incurred in registering the Shares, including legal and accounting fees, will be paid by the Company.

         The Shares offered hereby may be offered and sold, from time to time, by the Selling Stockholders in one or more transactions (which may involve block transactions) on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed), in the over-the-counter market, in negotiated transactions or otherwise. Sales will be effected at such prices and for such consideration as may be obtainable from time to time. Commission expenses and brokerage fees, if any, will be paid by the Selling Stockholders. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BROD." On July 8, 1996, the last sale price for the Common Stock as reported on the Nasdaq National Market was $32.625 per share.

SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS __________, 1996

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Commission maintains a Web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Electronic Data Gathering, Analysis, and Retrieval system.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares covered by this prospectus, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 1995, February 29, 1996 and May 31, 1996 and (iii) the Company's Proxy Statement dated December 15, 1995.

         All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations at the Company's principal executive offices at 500 Redwood Boulevard, Novato, California 94948-6121 or by telephone at (415) 382-4449.

                                   THE COMPANY

GENERAL

         Broderbund Software, Inc. ("Broderbund" or the "Company") develops, publishes and markets personal computer software for the home, school and small business markets and has sold over 30 million units of consumer software since the founding of the Company in 1980. Broderbund has developed innovative, award-winning products designed to take advantage of advances in personal computer technology. The Company remains committed to creating imaginative software to provide value for consumers of many different ages. Broderbund has a successful record of identifying and capitalizing on developing trends using its studio development approach.

         Broderbund sells published products, which are developed by the Company using a combination of internal and external resources, and affiliated label products, which are developed by other software companies and distributed by Broderbund through its sales organization. The Company sells its products through distributors, software specialty retail chains, computer superstores, mass merchandisers, discount warehouse stores, mail order firms, and educational dealers. In addition, Broderbund sells its products directly to schools and consumers.

         Broderbund has five different sales forces through which it distributes products. The largest sales force is the North American retail sales force which serves over 19,000 domestic retail outlets. The other sales forces include the education sales and marketing group, the international organization, direct sales and the OEM or bundling group. Through its affiliated label program, Broderbund is the exclusive North American distribution for several software publishers. The Company's distribution of these affiliated label companies' products increases the leverage of Broderbund's sales department in the distribution channel and allows the Company to deliver a broader product line.

          Broderbund's product strategy is to identify and develop families of software products in order to achieve sustained consumer appeal and brand name recognition. The Company offers products primarily in three consumer software categories: personal productivity, education and entertainment. Personal productivity products consist of software that enable the user to produce and manipulate printed output, enhancing the user's creativity. Broderbund designs its education products to be both educational and fun. Entertainment products are designed for the consumer's leisure time enjoyment. The top five best selling products during fiscal 1995 were The Print Shop(R), Deluxe CD Ensemble(TM), Myst(R), Where In The World Is Carmen Sandiego?(R), 3D Home Architect(R) and Math Workshop(TM), part of The Active Mind Series(TM).

         Broderbund products have won over 300 awards during the Company's history. The Company's best known products are in The Print Shop(R) family of personal productivity products, the Carmen Sandiego(TM) family of educational products and the entertainment product Myst. Broderbund has sold over ten million units in The Print Shop family since its introduction in May 1984. In 1995, the Company released The Print Shop Deluxe Ensemble II(TM), which includes a powerful graphics browser to search the over 4,500 graphics included in the program.

         Other Broderbund productivity products include 3D Home Architect, an easy-to-use, comprehensive do-it-yourself home design program complete with realistic 3D views and PC Globe(R) Maps 'n' Facts(TM), an electronic atlas. The Company also publishes other productivity products, such as Type Styler(TM), used to create special effects with display type.

         In April 1995, the Company acquired Banner Blue Software, publisher of the number one selling genealogy program, Family Tree Maker(TM). Banner Blue Software has become a division of Broderbund operating out of its facilities in Fremont, California and Provo, Utah. Kenneth L. Hess, Banner Blue Software's founder, is president of the Banner Blue division. Other products from the Banner Blue division include Family Archives(TM), CD-ROM collections of family historical data, and Org Plus(R), an organization charting tool.

         The Carmen Sandiego family has sold over five million units since its introduction in April 1985. The Company receives limited licensing revenues from two television shows based on the Carmen Sandiego software programs. Myst, a surrealistic adventure game, has sold over 2 million units since its introduction in September 1993.

         Broderbund has also established a family of early learning products to promote basic learning skills in children ages three to thirteen in an environment filled with games, music and animated characters. The Company's products in this family are diversified into the Active Mind Series, the Imagimaker Series(TM) family, and other educational and fun titles. The Active Mind Series is designed to help children develop essential learning skills and integrate them into daily life. This family includes the recently released Logical Journey of the Zoombinis, James Discovers Math(TM), The Playroom(R), and Math Workshop. Another new product in the Active Mind Series is Reading Galaxy(TM) where, using a game show format, children are encouraged to read over 400 passages from 30 well-known classic and contemporary books. The Imagimaker Series is comprised of the Kid Pix family, a series of multimedia paint and animation products that allow children to do projects ranging from arts and crafts to slide shows, and Amazing Writing Machine(TM), a creative writing program to inspire children to write and animate their own books, journals, poems and letters.

         In the entertainment area, Broderbund released In the 1st Degree(TM), a challenging legal drama combining interactive CD-ROM software with modern cinematography techniques. Another new product is Learn the Art of Magic(TM), which teaches people how to master magic tricks quickly and easily. Some of Broderbund's other entertainment products include Myst and Prince of Persia(R) CD Collection, two Arabian Nights type action-adventure games.

         Living Books(R) is an equal partnership between Broderbund and Random House. This joint venture publishes a series of award-winning, interactive animated children's storybooks on CD-ROM. Broderbund has an affiliated label arrangement with Living Books to distribute its products through Broderbund's computer software distribution channels. During fiscal 1995, Living Books became profitable and continued to expand. Living Books has now released a total of 11 children's titles for both Windows and Macintosh CD-ROM, including The Berenstain Bears Get into a Fight to help children with conflict resolution, Dr. Seuss's ABC, based on the works of Theodore Giesel, and the recently released, Sheila Ray and the Brave, a sing-along adventure in reading.

STRATEGY

         The Company's product strategy is based on the following:

         PRODUCT FAMILIES. Broderbund seeks to develop products that may be expanded into families of related sequel or complementary products that will achieve sustained consumer appeal and brand name recognition, as have the Company's successful The Print Shop, Carmen Sandiego, Kid Pix, The Active Mind Series and Living Books families of products. Developing product families helps to achieve longer life cycles for the Company's products.

         ADVANCED TECHNOLOGY. The Company seeks to create technologically sophisticated products on the latest personal computer platforms, currently Windows and Macintosh CD-ROM. Broderbund incorporates conventional programming disciplines with advanced tools like those used to develop animated or cinematic films and produce products such as In the 1st Degree. The Company has also developed proprietary internal programming tools, including a powerful product development system that allows for simultaneous development of programs on multiple platforms. The advanced technology utilized increases the appeal of Broderbund's products to sophisticated consumers as well as new users.

         CREATIVITY. Broderbund seeks to foster creativity in the development of its products. The Company's goal is to lead the market in manifesting creativity in our products and in pioneering new types of interactive experiences. Throughout its fifteen years of developing products, Broderbund has a history of establishing products with enduring consumer appeal by conceiving imaginative and innovative ideas to develop new niches in the consumer market.

         QUALITY. The Company seeks to provide a high level of quality in its products. The Company strives to develop products that exceed customer expectations and provide long-term lasting value and enjoyment. The Software Publishers

Association ("SPA") has consistently recognized the quality of Broderbund products. Broderbund has been awarded more SPA "Excellence in Software" Awards than any other company.

         EASE-OF-USE. The Company seeks to create products that allow the consumer to become quickly proficient in the use of the product. Because Broderbund's products are easy to use, they are often given as gifts or recommended as purchases for the first-time buyer.

         THIRD PARTY VALIDATION. The Company seeks to develop products that appeal both to the primary user and to third parties, particularly parents and teachers, who have significant influence over the product buying decision. Broderbund believes the educational and creative content in its products makes them popular with parents and teachers without diminishing the entertainment value to the primary users.

         During 1995, the Company completed its transition to the CD-ROM platform. New product development will focus on the CD-ROM platform and incorporating on-line activities into the Company's products. The Company intends to continue to manufacture existing floppy products while there is a market for those products, particularly in the education area. During fiscal 1995, the Company updated its major products to incorporate significant consumer features of Windows 95. During fiscal 1996, the Company has introduced native Windows 95 products.

         The Strategy subsection of this Company section contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors including without limitation those set forth in "Risk Factors."

RECENT RESULTS

         On June 19, 1996, the Company announced its operating results for the quarterly period ended May 31, 1996. Net revenues in the quarter ended May 31, 1996, were $35.0 million as compared with $36.1 million reported during the same quarter last year. Net income for the third fiscal quarter totaled $6.2 million or $.29 per share. During the same period last year, the Company reported net income of $7.0 million or $.33 per share.

         For the nine months ended May 31, 1996, revenues were $154.0 million, up 15% from the $134.4 million reported during the same period in the prior year. Net income for the nine-month period totaled $41.0 million or $1.90 per share. During the second quarter of fiscal 1996, Broderbund recorded a pretax gain of $15.5 million arising from a break-up fee received in a terminated merger. Exclusive of the one-time gain, net income for the nine months ended May 31, 1996 was $31.7 million or $1.47 per share, up from the $29.0 million or $1.39 per share reported during the same period last year.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and "The Company" as well as those discussed elsewhere in this Prospectus.

         FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY. The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including the timing and market acceptance of new product introductions, the rate of decline in sales of existing and older products, the rate and success of competitive product introductions, the rate of product returns and the timing of orders from major customers. In addition, the Company's business is highly seasonal, with net revenues typically highest during the Company's first fiscal quarter, due primarily to increased demand for consumer software during the calendar year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. In addition, due to the typical slower summer selling season in Europe, the Company expects to experience lower international revenues in the fourth fiscal quarter comparable to prior fiscal quarters. The Company expects its net revenues and operating results to continue to reflect significant seasonality.

         There can be no assurance that the Company will achieve continued growth in sales or profitability, or that the Company will remain profitable on a quarterly basis. As a result of analysts' continued expectations of growth, and the relatively high price/earnings multiple reflected in the valuation of the Company's common stock, any significant shortfall in sales or net income, or any significant change in analysts' expectations of future results, could have an immediate and adverse impact on the trading price of the Company's common stock.

         DEPENDENCE ON NEW PRODUCT INTRODUCTIONS; PRODUCT DELAYS. The Company's continued success depends on the timely introduction of successful new products to replace declining revenues from older products. However, consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. In addition, the rate of competitive product introductions achieving market penetration has accelerated. Furthermore, entertainment products typically have relatively short product lives, and sales of older entertainment products may decline precipitously. If, for any reason, revenues from new products should fail to replace declining revenues from existing products, the Company's business, operating results and the trading price of the Company's common stock would be significantly adversely affected.

         The process of developing software products such as those offered by the Company is extremely complex and is becoming more complex and expensive over time. In recent periods, the costs of internal development of new products, and advances from the Company to fund product development by third parties, have increased significantly. As a result, the financial risks borne by the Company associated with new product development and introduction have increased. The Company's expense levels are largely based on its expectations regarding future sales, accordingly operating results would be disproportionately adversely affected by a decrease in sales or failure to meet the Company's sales expectations due to delays in new product introductions, or lower than expected demand. Due to the inherent seasonality of the Company's business, a delay in a new product introduction in the first quarter or second quarter of a fiscal year may have a particularly exaggerated effect on results of operations in that year. In the past, the Company has experienced significant delays in the introduction of new products, and the Company anticipates that it will experience similar delays from time to time in the future. If the Company does not accurately anticipate and successfully adapt its products to emerging platforms, environments and technologies or new products are not introduced when planned or do not achieve market acceptance or anticipated revenues, the Company's operating results and the trading price of the Company's common stock could be materially adversely affected. There can be no assurance that the Company will be able to introduce new products on schedule or that such new products will achieve market acceptance.

         DEPENDENCE ON THE PRINT SHOP AND MYST PRODUCT LINES. A substantial percentage of the Company's net revenues was derived from a relatively small number of key product lines including The Print Shop family of personal productivity products and the entertainment product Myst. These products are expected to continue to account for a material percentage of net revenues in fiscal 1996 and thereafter. However, there can be no assurance that sales levels of any of these families of products will increase or be sustained, especially in the light of increased competition in the market place in each of the product areas. Although the Company's sales of Myst remain significant, sales of the three year old product have decreased in recent quarters and the Company anticipates that trend to continue, and there can be no assurance that sales of the Myst entertainment product will not decline precipitously. The failure of new products in these families to achieve market acceptance, or an overall decline in sales of any one or more of the products in these families, could have a material adverse effect on the Company's financial condition and operating results. Should the Company fail to replace sales of these products with increased sales of newly introduced products, the Company's operating results may be materially adversely affected.

         COMPETITION. The market for the Company's products is intensely and increasingly competitive. The Company believes that existing consumer software companies can be expected to broaden their product lines or increase their focus to compete more directly with the Company's products. Moreover, large corporations with substantial bases of intellectual property content in the motion picture and media industries have increasingly entered or announced their intention to enter the market for consumer software. Certain of the Company's existing and future competitors have greater financial, technical, marketing, sales and customer support resources than the Company. There can be no assurance that the Company will continue to compete successfully in the future. The Company expects that the environment of increased competition may place significant strain on the Company's marketing, technological and financial resources, which may adversely affect the Company's profitability.

         Only a small percentage of products introduced in the consumer software market achieve any degree of sustained market acceptance. Broderbund believes that the principal competitive factors in the consumer software industry include product features and quality, reliability and ease-of-use, brand name recognition, strength in distribution channels, quality of support services and price. A variety, and increasing number, of companies offer products that compete directly with one or more of the Company's products. Broderbund believes that the increased technical sophistication required in new consumer software products has caused the availability of significant financial resources to become a more important competitive factor. Broderbund believes that new entrants into the market segments could increase pressure to reduce the prices of its products and reduced profit margins could result. In response to price competition, the Company has reduced the price of some of its products, including the well-known series, The Print Shop. Prolonged price competition would have a material adverse effect on the Company's operating results.

         MARKETING AND DISTRIBUTION. The distribution channels through which the Company's products are sold are characterized by rapid change, including consolidations and financial difficulties of certain distributors and retailers and the emergence of new retailers such as warehouse clubs, mass merchants and computer superstores. In addition, there is an increasing number of companies competing for access to these channels and an increasing number of products competing for access to the limited amount of shelf space and promotional resources available in the retail channel. As a result of this activity, the Company has experienced an increase in product returns and credit risks and has adjusted its reserve for product returns and doubtful accounts accordingly.

         Sales to a limited number of distributors and retailers have constituted and are anticipated to constitute a substantial majority of the Company's net revenues. The loss of, or significant reduction in sales volume attributable to any of the Company's principal resellers or accounts sold through such resellers could materially adversely affect the Company's results of operations. There can be no assurance that distributors and retailers will continue to purchase the Company's products or provide the Company's products with adequate shelf space and promotional support.

         At the time of product shipment the Company establishes reserves that are an estimate of future returns or products. The Company's estimates of future returns takes into account the anticipated growth in revenue, the current level of distributor and retailer inventories of its products in relation to the seasonally adjusted rate of sell-through for each product, the impact of planned product releases on sales of previously released products, the proportion of sales attributable to new outlets of existing retailers and new channels, the effects of shifts in consumer preferences, including the shift in preference from floppy-disk based products to CD-ROM based products, and other factors. Product returns that differ from the Company's reserves could affect the Company's operating results. The Company believes that the rate of product returns will increase as competition in the distribution channel increases and as mass merchants become an increasing percentage of the Company's sales.

         PROPRIETARY RIGHTS. Generally, the Company does not have signed license agreements with the end users of its products and does not copy-protect its software; rather, it relies on the copyright laws to prevent unauthorized distribution of its software. The Company also relies on a combination of trade secret, patent and trademark laws and nondisclosure agreements to protect its proprietary rights. However, existing copyright laws afford only limited protection, and it may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or otherwise obtain and use information it regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which software piracy of its products exists, software piracy can be expected to be a persistent problem. In addition, there can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to its technologies. Further, the laws of certain countries in which the Company's products are or may be distributed do not protect products and intellectual property rights to the same extent as the laws of the United States.

         PRODUCTION. The Company prepares master software diskettes and CD-ROM discs, user manuals and packaging, and prints labels. The Company primarily uses outside sources to procure and duplicate CD-ROM discs. Substantially all of the Company's floppy diskette duplication is performed by the Company at its own facilities, using diskettes acquired in quantity from various sources. Printing of the user manuals, packaging and manufacture of related materials are performed to the Company's specifications by outside sources, and the completed packages are assembled by the Company. To date the Company has not experienced any material difficulties or delays in the manufacture and assembly of its products, and has experienced very low returns due to product defects, however, there can be no assurance that such trends will continue.

         FACTORS AFFECTING EARNINGS AND STOCK PRICE. The Company's sales in any given fiscal quarter depend almost entirely on purchase orders received and shipments made in that quarter. In recent periods, demand for products in the personal computer industry, including software products, has been subject to significant fluctuation. Moreover, pricing pressures have become more significant both in the hardware and software segments of the personal computer industry. The Company's ability to increase or maintain revenue levels in any given period depends significantly on the Company's timely release of new products. Delay in product introductions or changes in the Company's product development cycles may have a significant adverse effect on revenues and results of operations in any given period.

         As a result of these and other factors, the Company's sales in any given period are inherently difficult to predict. In the event that the Company should experience a shortfall in sales in a given fiscal quarter, the Company does not expect that it would be able to reduce its operating expenses quickly enough to prevent a decline in profit margins. As a result, a shortfall in sales in any given period may have an exaggerated effect on the Company's earnings for that period. Because the Company's stock trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth, even a relatively small shortfall in earnings or a change in analysts' expectations may cause an immediate and substantial decline in the Company's stock price. Investors in the Company's common stock must be willing to bear the risk of such fluctuations in earnings and stock price.

         FUTURE OPERATING RESULTS. As is typical in the consumer software industry, the Company's business is highly seasonal with net revenues and operating income generally highest during the first fiscal quarter, lower in the second fiscal quarter, and lowest in the seasonally slow third and fourth fiscal quarters. The usual pattern is due primarily to the increased demand for the Company's products during the calendar year-end holiday selling season. In addition, due to the typical slower summer selling season in Europe, the Company does not expect international revenues in the fourth fiscal quarter to be comparable to the prior fiscal quarters. For the third quarter of fiscal 1996, the Company reported a year-to-year decline in revenues and profitability. The Company expects that revenues in the next two fiscal quarters will be approximately the same as the same periods in the prior year.

If there is little or no growth in net revenues in the next two fiscal quarters, the Company's increasing operating expenses would cause net income to decline when compared to the same period in the prior year.

         Recent data indicates a slowdown in growth of end-user demand for consumer software and hardware during 1996. Also, changes in the operating systems, such as Windows 95, appear to have caused confusion in the consumer market. In addition, competition in the consumer market has intensified with the proliferation of many new products as existing competitors continue to broaden their product lines and new competitors enter into or increase their focus on the consumer software market. In response to increasing price competition, the Company has reduced the price of some of its products, including its best-selling series, The Print Shop. If such conditions persist, the Company's future growth in net revenues, if any, could be adversely affected. Further, there can be no assurance that sales of the Company's existing products, particularly its entertainment products, will continue to sustain market acceptance and to generate significant levels of revenue in subsequent quarters or that a shortfall in revenue from any product could be replaced in a timely manner. In addition, sales of products on older platforms and in certain product lines have declined, and there can be no assurance that sales of these products or other existing products will not decline further or experience lower than expected sales levels. Because a significant portion of the Company's expense levels are fixed and based upon its expectations regarding future revenues, operating results would be disproportionately adversely affected by a decrease in sales or failure to meet the Company's sales expectations. Further, any significant shortfall in net revenues from levels expected by securities analysts and stockholders could result in substantial volatility in the trading price of the Company's common stock.

         The Company's operating results and quarterly revenues are also affected by the timing of new product introductions, product mix, timing of orders placed by the Company's distributors and retailers and timing of marketing expenditures. There can be no assurance that expected new product introductions will not experience material delays, that new products introduced by the Company will achieve any significant degree of market acceptance, or that such acceptance will be sustained for any length of time. In addition, because the Company expects that the cost of developing new products will continue to increase, the financial risks associated with new product development will increase as will the risks associated with material delays in the introduction of such new products. The Company has previously announced that Myst 2, the sequel to the Company's best-selling entertainment title Myst, will not be released in calendar 1996 as previously expected. Moreover, sales of Myst have declined substantially year-over-year, and there can be no assurance that the shortfall in Myst revenues can be replaced in a timely manner. The shortfall from the decline in Myst revenues was not fully replaced in the third fiscal quarter. In addition, due to the consolidation of platforms that has occurred in conjunction with the shift to CD-ROM, the adoption of the Windows 95 operating system and the practice of putting multiple versions of a product on the same CD-ROM, the Company may release fewer new products in future fiscal years than it has in the past.

         The distribution channels through which consumer software products are sold have been characterized by intense competition and continuing uncertainties and there can be no assurance that distributors and retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space and promotional support. The Company believes that the rate of product returns will increase as competition in the distribution channel increases and as mass merchants become an increasing percentage of the Company's sales. In addition, the business difficulties of a distributor or retailer could have an adverse effect on the operating results and financial condition of the Company.

         Except for the historical information contained in this Form S-3, the information set forth herein includes forward looking statements that are dependent on certain risks and uncertainties. Important factors that could cause actual results to differ materially from the anticipated results include, but are not limited to, the anticipation of growth of specific market segments, the positioning of Broderbund's products in those segments, the competitive environment in the consumer software industry, the dependence on other products such as Windows 95, the anticipation and successful adaptation to rapid technological change, and the importance of the timing and market acceptance of new Broderbund product releases.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth as of July 8, 1996 certain information with respect to the beneficial share ownership of the Selling Stockholders.

                                                             SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                                           OWNED PRIOR TO OFFERING        NUMBER OF        OWNED AFTER OFFERING
                                                         ---------------------------       SHARES          --------------------
              NAME OF SELLING STOCKHOLDER                    NUMBER        PERCENT      BEING OFFERED      NUMBER       PERCENT
- -------------------------------------------------------  --------------- -----------    -------------      ------       -------
Ken Hess and Connie Hess as Trustees for
   the Ken and Connie Hess Living Trust(1).............    212,354         1.02%           212,354             0            0%
M. Lynn Brewer.........................................     40,489             *            40,489             0             0
Jonathan S. Aaronson & Alma C. Rodoni as
   Trustees for the Jonathan S. Aaronson &
   Alma C. Rodoni Living Trust Dated 5/1/91............      8,528             *             8,528             0             0
Daniel Handalian II....................................        325             *               325             0             0
Hugo D. Paz............................................      2,450             *             2,450             0             0
Courtney J. Kermeen....................................        865             *               865             0             0
Bonnie Anderson........................................      5,307             *             5,307             0             0
   TOTAL...............................................    270,318         1.30%           270,318             0            0%

______________________

* Less than 1%

(1) Kenneth L. Hess is the President of Banner Blue Software Incorporated, a wholly-owned subsidiary of the Company.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which the Common Stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the Shares as agent or may purchase such Shares as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers the Shares, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act. The Registration Rights Agreement by and among the Company and the Selling Stockholders provides that the Company will indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

         The consolidated financial statements of Broderbund Software, Inc. incorporated by reference in Broderbund Software, Inc.'s Annual Report (Form 10-K) for the year ended August 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================





                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Available Information....................................................       3
Incorporation of Certain Documents
   by Reference..........................................................       3
The Company..............................................................       4
Risk Factors.............................................................       7
Use of Proceeds..........................................................      11
Selling Stockholders.....................................................      11
Plan of Distribution.....................................................      12
Legal Matters............................................................      12
Experts..................................................................      12



         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus, create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

===============================================================================



===============================================================================



                                 270,318 SHARES



                                   BRODERBUND
                                 SOFTWARE, INC.




                                  COMMON STOCK





                                   PROSPECTUS

                               ____________, 1996


===============================================================================

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses, all of which will be paid by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions, if any. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee...........................................             $  3,041.08
Legal fees and expenses........................................                5,000.00
Accounting fees and expenses...................................                3,000.00
Blue Sky fees and expenses (including legal fees)..............                3,000.00
Transfer agent's and registrar's fees and expenses.............                   --
Miscellaneous expenses.........................................                   --
                                                                            -----------
Total..........................................................             $ 14,041.08
                                                                            ===========

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provide that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law. The Registrant has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Registrant, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Registrant believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. The Registration Rights Agreement (Exhibit 4.5 hereto) provides for cross-indemnification of the Selling Stockholders and the Registrant, its directors and officers for certain liabilities arising under the Securities Act or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.          EXHIBITS

   EXHIBIT                    DESCRIPTION
   NUMBER

     4.5 Registration Rights Agreement by and between Broderbund Software, Inc. and the stockholders listed therein+

     5.1            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation

    23.1            Consent of Ernst & Young LLP, Independent Auditors
                    (see page II-5)

    23.2            Consent of Counsel (included in Exhibit 5.1)

    24.1            Power of Attorney (see page II-4)

- ----------------------

+ Incorporated by Reference to the Registrant's Registration Statement on Form S-3 (File No. 33-92326) filed with the Commission on May 15, 1995.

ITEM 17.          UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

                  1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           a.       To include any prospectus required by
Section 10(a)(3) of the Securities Act;

                           b.       To reflect in the prospectus any facts or
events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           c.       To include any material information with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

                  2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Broderbund Software, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California, on this 10th day of July, 1996.

               BRODERBUND SOFTWARE, INC.


               By: /s/ Thomas L. Marcus
                   ----------------------------------------------------------
                      Thomas L. Marcus
                      Vice President, Business Development and General Counsel

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints William M. McDonagh, Michael Shannahan and Thomas L. Marcus, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                               TITLE                                    DATE

      /s/ Douglas G. Carlston                        Chief Executive Officer and Chairman of the                July 10, 1996
- ---------------------------------------              Board of Directors (Principal Executive Officer)
          Douglas G. Carlston

     /s/ William M. McDonagh                         President, Chief Operating Officer and Director            July 10, 1996
- ---------------------------------------
         William M. McDonagh

      /s/ Michael Shannahan                          Chief Financial Officer                                    July 10, 1996
- ---------------------------------------              (Principal Financial and Accounting Officer)
          Michael Shannahan

        /s/ Edmund R. Auer                           Director                                                   July 10, 1996
- ---------------------------------------
            Edmund R. Auer

                                                     Director
- ---------------------------------------
          Gary L. Buckmiller

       /s/ William P. Egan                           Director                                                   July 10, 1996
- ---------------------------------------
           William P. Egan

       /s/ David E. Liddle                           Director                                                   July 10, 1996
- ---------------------------------------
           David E. Liddle

      /s/ Lawrence Wilkinson                         Director                                                   July 10, 1996
- ---------------------------------------
          Lawrence Wilkinson

        /s/ Scott D. Cook                            Director                                                   July 10, 1996
- ---------------------------------------
            Scott D. Cook

                                                                    EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Broderbund Software, Inc. for the registration of 270,318 shares of its common stock and to the incorporation by reference therein of our reports dated October 4, 1995, except for Note 2 as to which the date is November 7, 1995, with respect to the consolidated financial statements of Broderbund Software, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended August 31, 1995 and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.



ERNST & YOUNG LLP

San Francisco, California
July 8, 1996

                               INDEX TO EXHIBITS



   EXHIBIT                                                                                                      SEQUENTIALLY
    NUMBER                                              DESCRIPTION                                             NUMBERED PAGE
    ------                                              -----------                                             -------------

     4.5       Registration Rights Agreement, by and between Broderbund Software, Inc. and the stockholders listed therein+

     5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

    23.1       Consent of Ernst & Young LLP, Independent Auditors (see page II-5)

    23.2       Consent of Counsel (included in Exhibit 5.1)

    24.1       Power of Attorney (see page II-4)

- ---------------
+ Incorporated by Reference to the Registrant's Registration Statement on Form S-3 (File No. 33-92326) filed with the Commission on May 15, 1995.